SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            ------------------------

                            W.P. Stewart & Co., Ltd.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    G84922106
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             ----------------------

Mal Serure                                  David J. Heymann
c/o Arrow Advisors LLC                      Post Heymann & Koffler LLP
499 Park Avenue                             Two Jericho Plaza, Wing A, Suite 211
New York, New York 10022                    Jericho, New York 11753
Tel:  212-243-7338                          Tel:  516-681-3636
Fax:  212-243-2195                          Fax:  516-433-2777


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2008
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                         Page 1 of 15

CUSIP NO. G84922106                   13D                           Page 2 of 15
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Select LP
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     376,613
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            376,613
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      376,613
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G84922106                   13D                           Page 3 of 15
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Partners LP
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     8,506,053
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            8,506,053
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,506,053
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G84922106                   13D                           Page 4 of 15
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Offshore, Ltd.
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     6,412,014
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            6,412,014
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,412,014
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G84922106                   13D                           Page 5 of 15
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Opportunities I, LLC
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,437,500
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,437,500
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,437,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G84922106                   13D                           Page 6 of 15
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Opportunities I, Ltd.
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,968,750
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,968,750
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,968,750
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G84922106                   13D                           Page 7 of 15
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Advisors LLC
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        15,288,916
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     15,288,916
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,288,916
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G84922106                   13D                           Page 8 of 15
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Offshore Advisors LLC
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        6,412,014
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     6,412,014
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,412,014
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G84922106                   13D                           Page 9 of 15
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Capital Management LLC
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        21,700,930
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     21,700,930
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,700,930
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G84922106                   13D                          Page 10 of 15
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alexandre von Furstenberg
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        21,700,930
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     21,700,930
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,700,930
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G84922106                   13D                          Page 11 of 15
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mal Serure
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        21,700,930
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     21,700,930
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,700,930
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G84922106                   13D                          Page 12 of 15


      This Amendment No. 1 amends certain of the information contained in Amendment No. 3 to Schedule TO/Schedule 13D (the "13D") filed with the Securities Exchange Commission on August 4, 2008 by Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, Arrow Offshore, Ltd., a Cayman Island exempted company, Arrow Opportunities I, LLC, a Delaware limited liability company, Arrow Opportunities I, Ltd, a Cayman Island exempted company, Arrow Advisors LLC, a Delaware limited liability company, Arrow Offshore Advisors, LLC, a Delaware limited liability company, Arrow Capital Management LLC, a Delaware limited liability company, Alexandre von Furstenberg and Mal Serure.

      The purpose of this Amendment No. 1 is to amend information set forth in Items 1, 2, 4, 6 and 7 of the 13D. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the 13D.

Item 1. Security and Issuer

      Item 1 is hereby amended and restated in its entirety to read as follows:

      This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares") of W.P. Stewart & Co., Ltd., a Bermuda Exempted Company (the "Issuer"). The principal executive offices of the Issuer are located at Trinity Hall, 43 Cedar Avenue, Hamilton, HMLX, Bermuda.

Item 2. Identity and Background.

      Item 2 is hereby amended and restated in its entirety as follows:

      (a) This statement is being filed by each of: (i) Arrow Select LP, a Delaware limited partnership ("Select"); (ii) Arrow Partners LP, a Delaware limited partnership ("Partners"); (iii) Arrow Offshore, Ltd., a Cayman Island exempted company ("AOL"); (iv) Arrow Opportunities I, LLC, a Delaware limited liability company ("Arrow Delaware"); (v) Arrow Opportunities I, Ltd, a Cayman Island exempted company ("Arrow Cayman"); (vi) Arrow Advisors LLC, a Delaware limited liability company ("Advisors"); (vii) Arrow Offshore Advisors, LLC, a Delaware limited liability company ("Offshore Advisors"); (viii) Arrow Capital Management LLC, a Delaware limited liability company ("Management"); (ix) Alexandre von Furstenberg ("von Furstenberg"); and (x) Mal Serure ("Serure"). Select, Partners, AOL, Arrow Delaware, Arrow Cayman, Advisors, Offshore Advisors, Management, von Furstenberg and Serure are collectively referred to as the "Reporting Persons". A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 1.

      (b) The principal business address of each of Select, Partners, Arrow Delaware, Advisors, Offshore Advisors, Management, von Furstenberg and Serure is 499 Park Avenue, New York, New York 10022. The principal business address of AOL, Arrow Cayman is located at c/o Meridian Fund Services Limited, 73 Front Street, Hamilton HM 12, Bermuda and its telephone number is 345-949-9876.

CUSIP NO. G84922106                   13D                          Page 13 of 15


      (c) Each of Select, Partners, AOL, Arrow Delaware and Arrow Cayman are investment vehicles that invest primarily in public companies. The general partner or managing member, as applicable, of each of Select, Partners, Arrow Delaware and Arrow Cayman is Advisors. Management is the sole investment advisor of each of Select, Partners, and Arrow Delaware and the co-investment advisor with Offshore Advisors of AOL. Each of the Advisors and Management is owned and controlled by Alexandre von Furstenberg and Mal Serure and Messrs. von Furstenberg and Serure are the executive officers of AOL.

      (d) - (e) Legal Proceedings

      During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) Citizenship

      Both Messrs. von Furstenberg and Serure are citizens of the United States.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended and restated in its entirety as follows:

      Each of the Reporting Persons acquired the Shares reported herein with a view to making a profit on his or its investment. The Reporting Persons continue to review their investment in the Issuer and have or may engaged in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, operations, governance, management, strategy and future plans. In this regard, Messrs. Serure and von Furstenberg have had discussions with members of the Issuer's management regarding areas of cooperation between Management and the Issuer. As a result, Management and the Issuer have shared insights with respect to research and potential investments for the Issuer's clients' portfolios. Further, Mr. von Furstenberg has been nominated for election to the Board of Directors of the Issuer at the Issuer's next shareholders meeting scheduled for November 18, 2008. Management currently anticipates that it will continue to collaborate with the Issuer with respect to the sharing of research and Messrs. Serure and von Furstenberg may be involved in the Issuer's research efforts. In addition, the Issuer may provide marketing services for certain of the Reporting Persons and other funds advised by Management. Management has also expressed a willingness to provide assistance in helping the Issuer develop arrangements with third parties with regard to marketing its products and/or client development. There can be no assurance that any such arrangements will ultimately be entered into. Depending on various factors including, without limitation, the Issuer's financial position, future actions taken by the Issuer's board of directors, price levels of the Shares, other available investment opportunities, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

CUSIP NO. G84922106                   13D                          Page 14 of 15


Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 is hereby amended and restated in its entirety as follows

      The information set forth in Item 4 is incorporated herein by reference.

      Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons and between the Reporting Persons and any persons with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

      Item 7 is hereby amended by adding the following:

      1.    Joint Filing Agreement
      2. Assignment and Assumption Agreement, dated October 17, 2008, by and between Arrow Masters LP and Arrow Select LP.

CUSIP NO. G84922106                   13D                          Page 15 of 15


                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of: October 17, 2008


ARROW SELECT LP                           ARROW PARTNERS LP

By: Arrow Advisors LLC                    By: Arrow Advisors LLC
    General Partner                           General Partner

    By: /s/ Mal Serure                        By: /s/ Mal Serure
        ------------------------------            ------------------------------
        Mal Serure                                Mal Serure
        Co-Managing Member                        Co-Managing Member


ARROW OFFSHORE, LTD.                      ARROW OPPORTUNITIES I,  LLC

By: /s/ Mal Serure                        By: /s/ Mal Serure
    ----------------------------------        ----------------------------------
    Mal Serure                                Mal Serure
    Director                                  Co-Managing Member


ARROW OPPORTUNITIES I, LTD                ARROW ADVISORS LLC

By: /s/ Mal Serure                        By: /s/ Mal Serure
    ----------------------------------        ----------------------------------
    Mal Serure                                Mal Serure
    Director                                  Co-Managing Member


ARROW OFFSHORE ADVISORS LLC               ARROW CAPITAL MANAGMENT LLC

By: /s/ Mal Serure                        By: /s/ Mal Serure
    ----------------------------------        ----------------------------------
    Mal Serure                                Mal Serure
    Co-Managing Member                        Co-Managing Member


    /s/ Mal Serure                            /s/ Alexandre von Furstenberg
--------------------------------------    --------------------------------------
    Mal Serure                                Alexandre von Furstenberg

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       Exhibit 1

                             Joint Filing Agreement

      In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Depositary Receipts of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of October 17, 2008.


ARROW SELECT LP                           ARROW PARTNERS LP

By: Arrow Advisors LLC                    By: Arrow Advisors LLC
    General Partner                           General Partner

    By: /s/ Mal Serure                        By: /s/ Mal Serure
        ------------------------------            ------------------------------
        Mal Serure                                Mal Serure
        Co-Managing Member                        Co-Managing Member


ARROW OFFSHORE, LTD.                      ARROW OPPORTUNITIES I,  LLC

By: /s/ Mal Serure                        By: /s/ Mal Serure
    ----------------------------------        ----------------------------------
    Mal Serure                                Mal Serure
    Director                                  Co-Managing Member


ARROW OPPORTUNITIES I, LTD                ARROW ADVISORS LLC

By: /s/ Mal Serure                        By: /s/ Mal Serure
    ----------------------------------        ----------------------------------
    Mal Serure                                Mal Serure
    Director                                  Co-Managing Member


ARROW OFFSHORE ADVISORS LLC               ARROW CAPITAL MANAGMENT LLC

By: /s/ Mal Serure                        By: /s/ Mal Serure
    ----------------------------------        ----------------------------------
    Mal Serure                                Mal Serure
    Co-Managing Member                        Co-Managing Member


    /s/ Mal Serure                            /s/ Alexandre von Furstenberg
--------------------------------------    --------------------------------------
    Mal Serure                                Alexandre von Furstenberg

                                                                       Exhibit 2

                       ASSIGNMENT AND ASSUMPTION AGREEMENT

      This Assignment and Assumption Agreement ("Agreement") is made this 17th day of October, by and between ARROW MASTERS LP, a Delaware limited partnership ("Arrow Masters"), and ARROW SELECT L.P., a Delaware limited partnership ("Arrow Select").

                                   WITNESSETH:

      WHEREAS, Arrow Masters is party to those certain Agreements listed on
Schedule 1 hereto (the "Arrow Agreements");

      WHEREAS, Arrow Masters desires to assign to Arrow Select all of its rights in and to the Arrow Agreements and Arrow Select desires to accept such assignment and assume all of Arrow Masters' obligations under the Arrow Agreements;

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

      1. Assignment. Arrow Masters hereby assigns, conveys and delivers to Arrow Select, all of its right, title and interest in, to and under the Arrow Agreements.

      2. Assumption. Arrow Select hereby accepts the assignment by Arrow Masters of its rights and obligations under the Arrow Agreements.

      3. Effectiveness. The effectiveness of this Agreement shall occur on the later of the date of this Agreement and the date of filing of a Schedule 13D or amendment thereto by Arrow Select and its affiliated funds that are parties to the Arrow Agreements reflecting the matters set forth in this Agreement and filing it as an exhibit thereto

      4. Further Assurances. Each of the parties hereto hereby agrees to execute and deliver all such further documents and take all such further actions as shall be necessary, desirable or expedient to consummate the transactions contemplated hereby.

      5. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof.

      6. Successors and Assigns. This Assignment shall inure to the benefit of, and be binding upon, the parties and their respective successors and assigns.

      7. Captions. The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof.

      IN WITNESS WHEREOF, the undersigned have executed this instrument as of the day and year first above written.


                                          Arrow Masters LP

                                          By: Arrow Advisors LLC
                                              General Partner

                                              By:
                                                  ------------------------------
                                                  Alexandre von Furstenberg
                                                  Co-Managing Member

                                              By:
                                                  ------------------------------
                                                  Mal Serure
                                                  Co-Managing Member


                                          Arrow Select LP

                                          By: Arrow Advisors LLC
                                              General Partner

                                              By:
                                                  ------------------------------
                                                  Alexandre von Furstenberg
                                                  Co-Managing Member

                                              By:
                                                  ------------------------------
                                                  Mal Serure
                                                  Co-Managing Member

W.P. STEWART HEREBY CONSENTS TO THE
FOREGOING ASSIGNMENT AND ASSUMPTION
THIS _______ DAY OF OCTOBER, 2008

W.P. Stewart & Co., Ltd.


By:
    ------------------------------
    Mark Phelps
    Chief Executive Officer

                                                                      Schedule 1

                                ARROW AGREEMENTS

1. Investment Agreement, dated May 20, 2008, between Arrow Offshore, Ltd, a Cayman Islands exempted company ("Arrow Offshore"), Arrow Partners LP, a Delaware limited partnership ("Arrow Partners"), Arrow Masters, and W.P. Stewart & Co., Ltd., a Bermuda exempted Company (the "Company").

2. Amendment No. 1 to Investment Agreement, dated as of July 7, 2008, among Arrow Offshore, Arrow Partners, Arrow Masters, Arrow Opportunities I, LLC, a Delaware limited liability company ("Arrow Opportunities Delaware"), Arrow Opportunities I, Ltd., a Cayman Islands exempted company ("Arrow Opportunities Cayman"), and the Company.

3. Registration Rights Agreement dated as of May 20, 2008, among the Company and Arrow Offshore, Arrow Partners, and Arrow Masters.

4. Joinder Agreement, dated as of July 7, 2008, among the Company, Arrow Offshore, Arrow Partners, Arrow Masters, Arrow Opportunities Delaware and Arrow Opportunities Cayman.